U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

Commission File Number 1-31722

DRC RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

595 Howe Street, Suite #601, Vancouver, British Columbia, Canada V6C 2T5

(604) 687-1629

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___          No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

BC FORM 53-901F

(Formerly Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT
Item 1: Reporting Issuer:	DRC Resources Corporation.
595 Howe Street, Suite #601
Vancouver, B.C. V6C 2T5
Phone: (604) 687-1629 - Fax (604) 687-2845
Email address: drcresources@uniserve.com

Item 2: Date of Material Change: December 4, 2003

Item 3: Press Release: Dated December 10, 2003 issued in Vancouver, British Columbia

Item 4: Summary of Material Change:

DRC has initiated excavation for an underground decline and construction of the portal facility.

Item 5: Full Description of Material Change:

DRC Resources announces that it has initiated excavation for an underground decline and construction of the portal facility. The decline will provide underground access for the 25,000 metre (80,000 ft) definition diamond drill program, bulk sampling and technical studies related to the completion of a feasibility study on the Afton Copper-Gold Zone. A recent Advanced Scoping Study by Behre Dolbear & Company Ltd. (filed on SEDAR) indicates that panel cave mining and conventional flotation technology are viable methods of application for mining and processing of a 50 Million Tonne Mineral Resource.

The underground work is advancing under the direction of a Mining Engineer, Michael G. Stoner, P. Eng. Mr. Stoner has over 30 years experience in the mining industry in Canada, United States, Australia and Africa. He specializes in underground mining and has taken major projects from start-up through to production.

Item 6: Reliance on section 85 (2) of the Act: Filed on a confidential basis: Not Applicable.

Item 7: Omitted Information: Not Applicable

Item 8: Senior Officer: John H. Kruzick 604-687-1629

Item 9: Statement of Senior Officer: "The foregoing accurately discloses the material change referred to herein."

Dated at Vancouver, British Columbia on the 10th day of December, 2003

"signed"

John H. Kruzick, President/Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRC RESOURCES CORPORATION

(Registrant)

Date: December 10, 2003

By:

/s/ John Kruzick

John Kruzick, President/Director